Form 11-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the year ended December 31, 1999

Commission File Number 1-5828

THE SAVINGS PLAN
FOR AFFILIATES
(Full title of the plan)

CARPENTER TECHNOLOGY CORPORATION
(Name of issuer of the securities held
pursuant to the plan)

1047 N. Park Rd.
Wyomissing, Pennsylvania  19610-1339
(Address of principal executive
office of the issuer)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter Technology Corporation
has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

         THE SAVINGS PLAN FOR AFFILIATES

         (Name of Plan)

Date         June  28, 2000
             By     /s/ G. Walton Cottrell

          G. Walton Cottrell

          Senior Vice President - Finance and

          Chief Financial Officer

Financial Statements and Exhibits
(a) Financial Statements
 The financial statements filed as part of this report are listed in the Index to
 Financial Statements included herein.
(b) Exhibits
 (1) Consent of Independent Accountants

THE SAVINGS PLAN FOR AFFILIATES
INDEX TO FINANCIAL STATEMENTS

FORM 11-K ANNUAL REPORT

Report of Independent Accountants

Financial Statements:

       Statement of Net Assets Available for Benefits as of December 31, 1999 and 1998

       Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 1999 and 1998

       Notes to Financial Statements

Supplemental Schedule:

       Assets Held for Investment as of December 31, 1999

Consent of Independent Accountants

Report of Independent Accountants

To the Participants and Administrator of the Savings Plan for Affiliates:
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan for Affiliates (the "Plan") at December 31,
1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.  These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for the opinion expressed above.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Assets Held for Investment as of
December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of
Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement
Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Philadelphia, PA
June 23, 2000

THE SAVINGS PLAN FOR AFFILIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
as of December 31, 1999 and 1998
(dollars in thousands)

ASSETS	1999	1998
Investments, at fair value	$ 6,708	$ 4,477
Receivables:
Investment income receivable	8	3
Contributions - salary deferral
	55	7
Contributions - company
	21	6
Total receivables
	84	16
Total assets
	6,792	4,493
LIABILITIES
Accrued administration expenses	9	7
Total liabilities
	9	7
Net assets available for benefits	$ 6,783	$ 4,486

The accompanying notes are an integral part of the financial statements.

THE  SAVINGS  PLAN  FOR  AFFILIATES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the years ended December 31, 1999 and 1998
(dollars in thousands)
	1999	1998
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$ 61	$ -
Interest	13	8
Dividends	103	89
	177	97
Contributions:
Salary deferral	962	781
Rollover	64	418
Company	826	686
Transfer from Rathbone 401K Plan	727	-
	2,579	1,885
Total additions	2,756	1,982
Deductions from net assets attributed to:
Net depreciation in fair value of investments	-	86
Benefits paid to participants	427	219
Administrative expenses	32	26
Total deductions	459	331
Net increase	2,297	1,651
Net assets available for benefits:
Beginning of year	4,486	2,835
End of year	$ 6,783	$ 4,486
The accompanying notes are an integral part of the financial statements.

THE  SAVINGS  PLAN  FOR  AFFILIATES

NOTES  TO  FINANCIAL  STATEMENTS

1. Description of Plan:

 The following description of the Savings Plan for Affiliates (the Plan) provides only general information.  A more comprehensive description of the Plan's provisions can be found in the Plan document, which is available to participants upon request from Carpenter
 Technology Corporation or any participating affiliate (collectively referred to as the
 "Company").

  General:

 The Plan is a defined contribution plan which covers substantially all domestic employees of Certech, Inc., Crafts Technology, Inc., Parmatech Corporation, Rathbone Precision
 Metals, Shalmet Corporation and Z-tech Corporation (all of which are affiliates of
 Carpenter Technology Corporation) who have attained the age of 21 years and have completed at least one year of service of at least 1,000 hours.  Plan participation commences on the earlier of January 1 or July 1 of the plan year coinciding with or immediately following the date on which eligibility requirements were met.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974
 (ERISA), as amended.

 Effective January 1, 1998 and July 1, 1998, respectively, the Plan was amended to include
 Shalmet Corporation and Rathbone Precision Metals as participating employers of the
 Plan.  Effective January 1, 1999 the Plan was amended to include Z-tech Corporation as a participating employer of the Plan.  On July 1, 1999, Z-tech Corporation was merged into
 Carpenter Advanced Ceramics, Inc.  The employees of the Z-tech division continued
 participation in the Plan.   Also effective July 1, 1999, the Rathbone Precision Metals, Inc.
 401(k) Salaried Savings and Retirement Plan was merged into the Plan in the amount of
 $727,000.

  Contributions:

 Each year, participants may contribute up to 17 percent of pretax annual compensation
 (known as salary deferral contributions), as defined by the Plan.  Participants may also contribute amounts representing distributions from other qualified plans (known as rollover contributions).  The Company contributes an amount equal to two percent of each employee's total compensation for each pay period, and provides a matching contribution equal to 50 percent of the portion of the participant's salary deferral which does not exceed four percent of the participant's total compensation for each pay period (collectively known as company contributions). Contributions are subject to certain limitations.  All contributions are funded with an independent trustee.

  Participant Accounts:

 The following four accounts are maintained for each participant and are credited with the applicable contributions, earnings on funds invested, forfeitures of terminated participants'
 nonvested accounts, and are charged with an allocation of Plan administrative expenses.
 The contributions to these accounts are participant directed:

 - Employer Qualified Non-Elective Contribution Account - credited with company contributions

 - Employer Matching Account - credited with company contributions

 - Employee 401(K) Account - credited with salary deferral contributions

 - Rollover Monies Account - credited with rollover contributions

  Vesting:

 Qualified non-elective contributions, salary deferral contributions, rollover monies, and the
 Plan earnings thereon, are 100 percent vested and nonforfeitable.  Vesting in the Company's matching contributions is based upon years of continuous service, and a participant is 100 percent vested after three years of service, contingent upon completing at least 1,000 hours of service for each Plan year.

  Investment Funds:

 The Plan maintains six investment funds.  Each participant may designate separately the investment fund or funds in which the accounts are to be invested.  A brief description of each investment fund is as follows:

 - Vista Premier U.S. Government Money Market Fund - invests primarily in obligations issued or guaranteed by the U.S. Treasury, agencies of the U.S.
  Government, and in repurchase agreements collateralized by U.S. Government obligations.  The objective is to provide a high level of current income.
 - Vista Growth & Income Fund - a fund invested in common stocks with the primary objective of providing long-term capital appreciation.

 - Vista Capital Growth Fund - a fund invested in common stocks of small to mid-sized companies and in convertible securities with the objective of providing long-term capital growth.

 - George Putnam Fund of Boston - a fund invested in a diversified portfolio of stocks and bonds with the objective of both capital growth and current income.

 - Vista U.S. Treasury Income Fund - a fund invested in debt obligations backed by the U.S. Government and futures contracts on fixed income securities to provide investors with monthly dividends while protecting the value of investors' accounts.

 - Carpenter Technology Stock Fund - a fund invested primarily in Carpenter
  Technology Corporation common stock, with the balance in a mutual fund for cash liquidity.

  Participant Loans:

 Loans may be made to participants in an amount equal to 50 percent of the value of the vested interest in his or her account or $50,000, whichever is less.  The minimum amount of the loan shall be $1,000.  Interest is charged at a rate which is 1% over the published prime rate for commercial lenders at the time the loan is initiated.  Loan repayments are required for each pay period over a period not to exceed five years.

  Forfeited Accounts:

 Forfeitures during the year of the Company's matching contributions are  held in an account in the Vista Premier U.S. Government Money Market Fund until allocated to all eligible participants in proportion to each such participant's compensation for the plan year.

 There were no forfeitures in 1999.  Forfeitures in 1998 totaled $2,000 and were allocated in 1999.
  Benefits Paid to Participants

 Benefits paid to participants include distributions, withdrawals and loan settlements.
 Participants are entitled to a distribution equal to the value of the vested interest in his or her account upon separation from service, occurrence of a total and permanent or qualifying disability, or after the age of 59-1/2.  Upon separation, a participant may elect to defer such distribution, provided the account balance is at least $5,000.  The distribution of benefits to all participants must begin no later than the latter of April 1 of the year after the participant retires or attains 70-1/2 or, in the case of a 5% owner of Carpenter Technology
 Corporation common stock, the date of separation. Upon attainment of age 59-1/2, participants may make withdrawals from any accounts which are 100 percent vested without limitation. Hardship withdrawals, subject to certain restrictions, are permitted from any accounts which are 100 percent vested.  Benefits paid to participants are in cash except those which consist of investments in the Carpenter Technology Stock Fund, which can be made in shares of Carpenter Technology Corporation common stock or cash, at the participant's option.  Payments will be paid out in a lump sum or under a variety of annuity forms available for election by the participant.

  Administrative Expenses:

 Independent accountants' fees are paid by the Company.  All other fees are paid by the
 Plan.

  Plan Termination:

 Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and any contractual obligations.  In the event of termination or partial termination of the Plan, or discontinuance of contributions by the Company, the rights of all participants to amounts credited to their accounts shall be nonforfeitable.

2. Summary of Significant Accounting Policies:

 A. The financial statements of the Plan are prepared under the accrual method of accounting.
 B. The Plan adopted Statement of Position (SOP) No. 99-3, "Accounting for and Reporting
  of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters."
  SOP No. 99-3 simplifies the presentation and disclosure of by-fund information for participant directed investments.
 C. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

 D. The investment in Carpenter Technology Corporation common stock is stated at fair value based on the last reported sales price as quoted on the New York Stock
  Exchange.  The investment in the other funds are stated at their fair value, based on the current market values of the underlying assets of the funds, or as determined by the trustee.  Purchases and sales of investments are recorded on a trade-date basis.  Gain or loss on sales of investments is based on average cost.  Dividend income is recorded on the ex-dividend date.

 E. The net appreciation (depreciation) in the fair value of investments in the statement of changes in net assets available for benefits consists of the realized gains or losses and unrealized appreciation (depreciation) on investments.

 F. Benefits are recorded when paid.

 G. Investments are exposed to various risks, such as interest rate, market and credit risks.
  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is reasonably possible that changes in these risks in the near term could materially affect the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Investments:

 The following presents investments that represent 5 percent or more of the Plan's net assets.
 (Shares and dollars in thousands)
at December 31
	1999	1998
Mutual Funds:
Vista Growth & Income Fund, 45 and 26 shares, respectively	$ 1,792	$ 1,120
Vista Capital Growth Fund, 32 and 18 shares, respectively	$ 1,349	$ 754
George Putnam Fund of Boston, 55 and 35 shares, respectively	$ 890	$ 639
Vista U.S. Treasury Income Fund, 60 and 39 shares, respectively	$ 631	$ 453
Vista Premier U.S. Gov't. Money Market Fund, 895 and 674 shares, respectively	$ 895	$ 674
Carpenter Technology Corporation common stock, 34 and 21 shares, respectively	$ 933	$ 698

 During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $61,000 and ($86,000)
 as follows:
	(dollars in thousands)
	1999	1998
Mutual funds	$ 173	$ 172
Common stock	(112)	(258)
	$ 61	$ (86)

4. Tax Status:

 The Internal Revenue Service has determined and informed the Company by letter dated
 December 20, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the Code).  The Plan administrator believes the Plan is currently being operated in compliance with applicable sections of the Code.
5. Reconciliation of Financial Statements to Form 5500:

 The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
	12/31/99	12/31/98
(dollars in thousands)
Benefits paid to participants per the financial statements	$ 427	$ 219
Less: Amounts allocated to withdrawing participants at previous year end	-	(15)
Benefits paid to participants per the Form 5500	$ 427	$ 204
 Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

6. Related Party Transactions:

 Certain Plan investments are shares of mutual funds managed by the Chase Manhattan Bank.
 The Chase Manhattan Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.  Fees paid by the Plan for the investment management services amounted to $32,000 for the year ended December 31, 1999.

The Savings Plan for Affiliates
Schedule H, Part IV, Item 4i - Schedule of Assets Held for Investment Purposes
December 31, 1999

(A)	(B)	(C) Description of investment, including	(D)	(E)
	Identity of issue, borrower, lessor or similar party	maturity date, rate of interest, collateral,	Cost	Current
		par or maturity value		Value
*	Vista Growth & Income Fund	Mutual Fund	$1,865,147	$1,791,999
*	Vista Capital Growth Fund	Mutual Fund	$1,322,828	$1,348,687
	George Putnam Fund of Boston	Mutual Fund	$940,547	$890,190
*	Vista U.S. Treasury Income Fund	Mutual Fund	$636,482	$630,852
*	Vista Premier U.S. Government Money Market Fund	Mutual Fund	$895,360	$895,360
*	Carpenter Technology Corporation Common Stock	Corporate Stocks - Common	$806,796	$932,878
	Participant Loans	Loans to Participants - interest rate range 8.75% to 9.5%; no loans due past 12/3/04	$ 0	$217,727

* Party-in-Interest

CONSENT OF INDEPENDENT ACCOUNTANTS

 We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 2-83780)
of Carpenter Technology Corporation of our report dated June 23, 2000 relating to the financial statements of
The Savings Plan for Affiliates, which appears in this Form 11-K.

PricewaterhouseCoopers LLP
Philadelphia, PA
June 27, 2000